FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	**0001003197**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, March 12, 2004, Series 2004-1	**333-111379**

Name of Person Filing the Document
(If Other than the Registrant)


04020132

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 12, 2004

FINANCIAL ASSET SECURITIES CORP.

By: [signature]

Name: FRANK Y. SKIBO

Title: SENIOR VICE PRESIDENT

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Equifirst Mortgage Loan Trust 2004-1


EquiFirst

$346,370,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
WAMU Capital Corp.
Co-Underwriters

RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: February 18, 2004***

Equifirst Mortgage Loan Trust 2004-1

$346,370,000 (Approximate)

Publicly Offered Certificates

Class[1,3]	Principal Amount ($)	WAL (Years) Call/Mat[2]	Payment Window (Mths) Call/Mat[2]	Certificate Type	Expected Rating S&P/Moody's/Fitch
I-A1	$140,250,000	2.39 / 2.57	1-81 / 1-184	Floating Rate Senior	AAA / Aaa / AAA
II-A1	$69,000,000	1.01 / 1.01	1-22 / 1-22	Floating Rate Senior	AAA / Aaa / AAA
II-A2	$57,000,000	3.01 / 3.01	22-69 / 22-69	Floating Rate Senior	AAA / Aaa / AAA
II-A3	$14,240,000	6.54 / 8.37	69-81 / 69-184	Floating Rate Senior	AAA / Aaa / AAA
M-1	$23,810,000	4.69 / 5.16	40-81 / 40-155	Floating Rate Subordinate	AA / Aa2 / AA
M-2	$10,740,000	4.63 / 5.08	39-81 / 39-142	Floating Rate Subordinate	A+ / A1 / A+
M-3	$9,310,000	4.61 / 5.03	39-81 / 39-134	Floating Rate Subordinate	A / A2 / A
M-4	$6,090,000	4.59 / 4.97	38-81 / 38-125	Floating Rate Subordinate	A- / A3 / A-
M-5	$5,190,000	4.58 / 4.94	38-81 / 38-119	Floating Rate Subordinate	BBB+ / Baa1 / BBB+
M-6	$5,190,000	4.58 / 4.88	37-81 / 37-111	Floating Rate Subordinate	BBB / Baa2 / BBB
M-7	$5,550,000	4.56 / 4.76	37-81 / 37-102	Floating Rate Subordinate	BBB- / Baa3 / BBB-
B-1[4]	$3,580,000	Not Marketed Hereby		Floating Rate Subordinate	BB+ / [Ba2] / BB+
Total	$346,370,000				

(1) *The Class I-A1Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein), and the Class II-A1, Class II-A2 and Class II-A3 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Subordinate Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *The WAL and Payment Windows for the Offered Certificates are shown to the Clean-up Call Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.*

(3) *The Class I-A1, Class II-A1, Class II-A2,Class II-A3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates are priced to the Clean-up Call Date and the Class M-7 and Class B-1 Certificates are priced to maturity. The margin on the Class A Certificates will double and the margin on the Subordinate Certificates will be equal to 1.5x the original margin after the Clean-up Call Date.*

(4) *The Class B-1 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".*

Depositor: Financial Asset Securities Corp.

Servicer: Homeq Servicing Corporation

Lead Underwriter: Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***")

Co-Underwriters:	Morgan Keegan & Company, Inc. and WAMU Capital Corp.
Trustee:	[Deutsche Bank National Trust Company.]
Originator:	EFC Holdings Corporation ("***Equifirst***"), a wholly owned subsidiary of Regions Bank.
Certificates:	The Class I-A1 Certificates (the "***Group I Certificates***"), the Class II-A1, Class II-A2 and Class II-A3 Certificates (the "***Group II Certificates***"; and together with the Group I Certificates, the "***Senior Certificates***"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 Certificates (together, the "***Class M Certificates***")and the Class B-1 Certificates (together, with the Class M Certificates the "***Subordinate Certificates***"). The Senior Certificates along with the Subordinate Certificates are referred to herein as the "***Offered Certificates***." The Class B-1 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on February 15, 2004. The collateral information described herein is as of, with respect to 305 of the Mortgage Loans, the close of business on February 10, 2004 and with respect to 2,473 of the Mortgage Loans, the close of business on February 11, 2004.
Expected Closing Date:	On or about March 15, 2004.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in March 2004.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Offered Certificates (other than the Class B-1 Certificates) are expected to be ERISA eligible.
SMMEA Eligibility:	The Senior Certificates and Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination:	The terms of the transaction allow for an optional call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Optional Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Clean-up Call Date***").
Pricing Prepayment Speed:	The Offered Certificates will be priced based on the following collateral prepayment assumptions: FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter) ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)
Mortgage Loans:	As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein was approximately $358,004,953 consisting of primarily first lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans (the "***Mortgage Loans***"). See attached collateral descriptions for more information. The Mortgage Loans will be divided into the Group I Mortgage Loans and Group II Mortgage Loans. As of the Cut-off Date, the "***Group I Mortgage Loans***" consisted primarily of first lien, fixed rate and hybrid adjustable rate, conforming mortgage loans with an aggregate principal balance of approximately $179,012,119. Approximately 31.03% of the Group I Mortgage Loans have fixed rates and approximately 68.97% of the Group I Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two or three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter. As of the Cut-off Date, the "***Group II Mortgage Loans***" consisted primarily of first lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans with an aggregate principal balance of approximately $178,992,834. Approximately 30.25% of the Group II Mortgage Loans have fixed rates and approximately 69.75% of the Group II Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two or three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter. On the Closing Date, up to 2.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date may be 30 or more days delinquent.
Pass-Through Rate:	The "***Pass-Through Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.

Base Rate: The "***Base Rate***" for the Senior and Subordinate Certificates is One Month LIBOR plus the related margin.

Net WAC Rate: The "***Net WAC Rate***" will be equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.

Maximum Cap: The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Net WAC Rate Carryover Amount: If, on any Distribution Date, the related Pass-Through Rate for any Class of Offered Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates to the extent necessary on the Distribution Dates occurring from April 2004 to October 2006. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 9.25% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Credit Enhancement:

Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate certificate principal balance of the Senior Certificates, Subordinate Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 2.25% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Target is reached.

Required Overcollateralization Target:

On any Distribution Date, the "***Required Overcollateralization Target***" is equal to:

(i) prior to the Stepdown Date, 2.25% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, and
(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:
    (a) 4.50% of the current principal balance of the Mortgage Loans;
    (b) 0.50% of the initial principal balance of the Mortgage Loans (the "***OC Floor***"), and
(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and
(ii) the later to occur of
(x) the Distribution Date occurring in March 2007 and
(y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Senior Certificates is at least 43.30%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

	Initial Credit Enhancement Percentage	Credit Enhancement Percentage on or After Stepdown Date
Senior	21.65%	43.30%
M-1	15.00%	30.00%
M-2	12.00%	24.00%
M-3	9.40%	18.80%
M-4	7.70%	15.40%
M-5	6.25%	12.50%
M-6	4.80%	9.60%
M-7	3.25%	6.50%
B-1	2.25%	4.50%

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [35.00]% of the current Credit Enhancement Percentage with respect to the Senior Certificates or (ii) cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date for the related Distribution Date are greater than:

Distribution Date	Percentage
March 2007 – February 2008	[3.75]%
March 2008 – February 2009	[5.50]%
March 2009 – February 2010	[7.25]%
March 2010 and thereafter	[TBD]%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-1 Certificates, second to the Class M-7 Certificates, third to the Class M-6 Certificates, fourth to the Class M-5 Certificates, fifth to the Class M-4 Certificates, sixth to the Class M-3 Certificates, seventh, to the Class M-2 Certificates and eighth, to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds as follows: first to pay servicing fees and trustee fees, second monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third monthly interest to the Class M-1 Certificates, fourth monthly interest to the Class M-2 Certificates, fifth monthly interest to the Class M-3 Certificates, sixth monthly interest to the Class M-4 Certificates, seventh monthly interest to the Class M-5 Certificates, eighth monthly interest to the Class M-6 Certificates, ninth, monthly interest to the Class M-7 Certificates and tenth, monthly interest to the Class B-1 Certificates. In certain limited circumstances described in the prospectus supplement, interest funds will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.
2) Principal funds, as follows: in each case as described under "Principal Paydown", first monthly principal to the Senior Certificates, generally from the related loan group, second monthly principal to the Class M-1 Certificates, third monthly principal to the Class M-2 Certificates, fourth monthly principal to the Class M-3 Certificates, fifth monthly principal to the Class M-4 Certificates, sixth monthly principal to the Class M-5 Certificates, seventh monthly principal to the Class M-6 Certificates, eighth monthly principal to the Class M-7 Certificates and ninth, monthly principal to the Class B-1 Certificates.

3) Excess Cashflow as follows: first, as principal to the Offered Certificates to build the Overcollateralization Amount in the order of priority described below, second, any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates and then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized Loss amount to the Class B-1 Certificates.
4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the Offered Certificates *pro rata* based on aggregate certificate principal balance.
5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates, *pro rata,* then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates and lastly to the Class B-1 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal allocated to the Group I Certificates will be distributed to the Class IA1 Certificates until the aggregate principal balance thereof has been reduced to zero and principal allocated to the Group II Certificates will be distributed sequentially to the Class II-A1, Class II-A2 and Class II-A3 Certificates in that order until the aggregate principal balance thereof has been reduced to zero. In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, generally based on the principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first to the Class M-1 Certificates, second to the Class M-2 Certificates, third to the Class M-3 Certificates, fourth to the Class M-4 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-6 Certificates, seventh, to the Class M-7 Certificates and eighth, to the Class B-1 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally based on the principal collected in the related loan group, such that the Senior Certificates will have at least 43.30% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 30.00% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 24.00% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 18.80% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 15.40% credit enhancement, sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 12.50% credit enhancement, seventh to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 9.60% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 6.50% credit enhancement and ninth, to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 4.50% credit enhancement (subject, in each case, to any overcollateralization floors).

Yield Maintenance Agreement Schedule

Period	Notional Amount	Cap Strike	Cap Ceiling
1	$349,950,000.00	9.25000%	9.25000%
2	$346,700,022.72	6.54435%	9.25000%
3	$343,005,909.06	6.76228%	9.25000%
4	$338,874,478.45	6.54390%	9.25000%
5	$334,314,447.26	6.76176%	9.25000%
6	$329,336,260.36	6.54335%	9.25000%
7	$323,952,574.92	6.54302%	9.25000%
8	$318,177,478.83	6.76076%	9.25000%
9	$312,026,725.56	6.54228%	9.25000%
10	$305,670,576.29	6.76004%	9.25000%
11	$299,136,414.65	6.54177%	9.25000%
12	$292,435,098.60	6.54168%	9.25000%
13	$285,578,311.36	7.24261%	9.25000%
14	$278,578,406.87	6.54185%	9.25000%
15	$271,448,467.98	6.76019%	9.25000%
16	$264,202,242.70	6.54250%	9.25000%
17	$256,854,075.82	6.76111%	9.25000%
18	$249,418,835.98	6.54365%	9.25000%
19	$241,911,838.77	6.54442%	9.25000%
20	$234,348,766.37	6.96131%	9.25000%
21	$226,752,074.46	8.00911%	9.25000%
22	$219,298,400.26	8.28585%	9.25000%
23	$212,087,410.72	8.02094%	9.25000%
24	$205,111,681.81	8.01583%	9.25000%
25	$198,364,061.19	8.86899%	9.25000%
26	$191,836,896.49	8.06773%	9.25000%
27	$185,524,003.93	8.75819%	9.25000%
28	$179,424,758.29	8.47315%	9.25000%
29	$173,524,035.34	8.75059%	9.25000%
30	$167,815,159.38	8.46101%	9.25000%
31	$162,291,682.38	8.45368%	9.25000%
32	$156,947,418.64	8.79045%	9.25000%
33 and thereafter	$0.00	0.00000%	0.00000%

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule [1]	Period	Effective Net WAC Cap Schedule [1]
1	NA	31	9.25%
2	9.25%	32	9.25%
3	9.25%	33	9.39%
4	9.25%	34	9.69%
5	9.25%	35	9.37%
6	9.25%	36	9.36%
7	9.25%	37	10.35%
8	9.25%	38	9.39%
9	9.25%	39	10.26%
10	9.25%	40	9.92%
11	9.25%	41	10.24%
12	9.25%	42	9.89%
13	9.25%	43	9.88%
14	9.25%	44	10.19%
15	9.25%	45	10.00%
16	9.25%	46	10.31%
17	9.25%	47	9.97%
18	9.25%	48	9.95%
19	9.25%	49	10.62%
20	9.25%	50	9.92%
21	9.25%	51	10.38%
22	9.25%	52	10.03%
23	9.25%	53	10.35%
24	9.25%	54	10.00%
25	9.25%	55	9.98%
26	9.25%	56	10.29%
27	9.25%	57	9.94%
28	9.25%	58	10.26%
29	9.25%	59	9.91%
30	9.25%	60	9.89%

(Continued on next page)

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.


RBS Greenwich Capital

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule [1]	Period	Effective Net WAC Cap Schedule [1]
61	10.93%	72	9.68%
62	9.86%	73	10.70%
63	10.17%	74	9.65%
64	9.82%	75	9.95%
65	10.13%	76	9.61%
66	9.79%	77	9.91%
67	9.77%	78	9.58%
68	10.08%	79	9.56%
69	9.73%	80	9.86%
70	10.04%	81	9.52%
71	9.70%		

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

Breakeven Losses

				Static LIBOR		Forward LIBOR	
Class	**S&P**	**Moody's**	**Fitch**	**CDR Break**	**Collateral Cum Loss**	**CDR Break**	**Collateral Cum Loss**
M-1	AA	Aa2	AA	28.402%	21.81%	25.508%	20.44%
M-2	A+	A1	A+	23.363%	19.31%	20.552%	17.77%
M-3	A	A2	A	19.531%	17.14%	16.777%	15.43%
M-4	A-	A3	A-	17.216%	15.70%	14.507%	13.88%
M-5	BBB+	Baa1	BBB+	15.351%	14.45%	12.677%	12.53%
M-6	BBB	Baa2	BBB	13.525%	13.14%	10.933%	11.16%
M-7	BBB-	Baa3	BBB-	11.605%	11.68%	9.298%	9.79%

Assumptions:

1) Run at the Pricing Speed to Maturity
2) Loss severity at 40%
3) Triggers are failing
4) 12 month liquidation lag
5) "Break" is the CDR that creates the first dollar of principal loss on the related bond
6) Defaults are in addition to prepayments

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class I-A1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.30	2.79	2.39	2.01	1.62
MDUR (yr)	3.16	2.68	2.31	1.95	1.58
First Prin Pay	03/25/04	03/25/04	03/25/04	03/25/04	03/25/04
Last Prin Pay	07/25/13	12/25/11	11/25/10	11/25/09	01/25/09

Class I-A1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.56	3.01	2.57	2.18	1.76
MDUR (yr)	3.38	2.87	2.47	2.11	1.71
First Prin Pay	03/25/04	03/25/04	03/25/04	03/25/04	03/25/04
Last Prin Pay	08/25/24	10/25/21	06/25/19	11/25/17	11/25/15

Class II-A1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.29	1.13	1.01	0.90	0.80
MDUR (yr)	1.27	1.11	0.99	0.89	0.79
First Prin Pay	03/25/04	03/25/04	03/25/04	03/25/04	03/25/04
Last Prin Pay	07/25/06	03/25/06	12/25/05	10/25/05	08/25/05

Class II-A1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.29	1.13	1.01	0.90	0.80
MDUR (yr)	1.27	1.11	0.99	0.89	0.79
First Prin Pay	03/25/04	03/25/04	03/25/04	03/25/04	03/25/04
Last Prin Pay	07/25/06	03/25/06	12/25/05	10/25/05	08/25/05

Weighted Average Life Tables

Class II-A2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.26	3.57	3.01	2.44	2.02
MDUR (yr)	4.11	3.46	2.92	2.38	1.98
First Prin Pay	07/25/06	03/25/06	12/25/05	10/25/05	08/25/05
Last Prin Pay	03/25/12	11/25/10	11/25/09	01/25/09	12/25/06

Class II-A2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.26	3.57	3.01	2.44	2.02
MDUR (yr)	4.11	3.46	2.92	2.38	1.98
First Prin Pay	07/25/06	03/25/06	12/25/05	10/25/05	08/25/05
Last Prin Pay	03/25/12	11/25/10	11/25/09	01/25/09	12/25/06

Class II-A3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	9.16	7.62	6.54	5.57	3.95
MDUR (yr)	8.50	7.15	6.18	5.31	3.80
First Prin Pay	03/25/12	11/25/10	11/25/09	01/25/09	12/25/06
Last Prin Pay	07/25/13	12/25/11	11/25/10	11/25/09	01/25/09

Class II-A3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.66	9.78	8.37	7.27	5.31
MDUR (yr)	10.56	8.98	7.77	6.80	5.03
First Prin Pay	03/25/12	11/25/10	11/25/09	01/25/09	12/25/06
Last Prin Pay	08/25/24	10/25/21	06/25/19	11/25/17	11/25/15

Weighted Average Life Tables

Class M-1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.25	4.69	4.40	4.54
MDUR (yr)	5.84	4.96	4.45	4.20	4.34
First Prin Pay	05/25/07	04/25/07	06/25/07	09/25/07	02/25/08
Last Prin Pay	07/25/13	12/25/11	11/25/10	11/25/09	01/25/09

Class M-1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.90	5.82	5.16	4.84	4.95
MDUR (yr)	6.38	5.44	4.87	4.59	4.70
First Prin Pay	05/25/07	04/25/07	06/25/07	09/25/07	02/25/08
Last Prin Pay	09/25/21	01/25/19	01/25/17	07/25/15	11/25/13

Class M-2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.25	4.63	4.22	4.06
MDUR (yr)	5.72	4.86	4.33	3.97	3.83
First Prin Pay	05/25/07	04/25/07	05/25/07	07/25/07	10/25/07
Last Prin Pay	07/25/13	12/25/11	11/25/10	11/25/09	01/25/09

Class M-2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.87	5.78	5.08	4.64	4.40
MDUR (yr)	6.20	5.29	4.70	4.33	4.13
First Prin Pay	05/25/07	04/25/07	05/25/07	07/25/07	10/25/07
Last Prin Pay	04/25/20	11/25/17	12/25/15	07/25/14	12/25/12

Weighted Average Life Tables

Class M-3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.24	4.61	4.15	3.90
MDUR (yr)	5.69	4.83	4.29	3.90	3.68
First Prin Pay	05/25/07	03/25/07	05/25/07	06/25/07	08/25/07
Last Prin Pay	07/25/13	12/25/11	11/25/10	11/25/09	01/25/09

Class M-3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.83	5.74	5.03	4.54	4.22
MDUR (yr)	6.13	5.24	4.64	4.22	3.95
First Prin Pay	05/25/07	03/25/07	05/25/07	06/25/07	08/25/07
Last Prin Pay	06/25/19	02/25/17	04/25/15	11/25/13	06/25/12

Class M-4 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.23	4.59	4.12	3.82
MDUR (yr)	5.64	4.80	4.25	3.84	3.58
First Prin Pay	05/25/07	03/25/07	04/25/07	05/25/07	07/25/07
Last Prin Pay	07/25/13	12/25/11	11/25/10	11/25/09	01/25/09

Class M-4 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.79	5.70	4.97	4.47	4.11
MDUR (yr)	6.05	5.16	4.56	4.14	3.83
First Prin Pay	05/25/07	03/25/07	04/25/07	05/25/07	07/25/07
Last Prin Pay	07/25/18	04/25/16	07/25/14	04/25/13	11/25/11

Weighted Average Life Tables

Class M-5 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.24	4.58	4.10	3.76
MDUR (yr)	5.60	4.77	4.22	3.80	3.52
First Prin Pay	05/25/07	03/25/07	04/25/07	05/25/07	06/25/07
Last Prin Pay	07/25/13	12/25/11	11/25/10	11/25/09	01/25/09

Class M-5 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.74	5.66	4.94	4.42	4.02
MDUR (yr)	5.96	5.09	4.50	4.07	3.74
First Prin Pay	05/25/07	03/25/07	04/25/07	05/25/07	06/25/07
Last Prin Pay	11/25/17	08/25/15	01/25/14	09/25/12	05/25/11

Class M-6 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.24	4.58	4.07	3.72
MDUR (yr)	5.57	4.74	4.20	3.77	3.47
First Prin Pay	05/25/07	03/25/07	03/25/07	04/25/07	05/25/07
Last Prin Pay	07/25/13	12/25/11	11/25/10	11/25/09	01/25/09

Class M-6 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.67	5.60	4.88	4.34	3.94
MDUR (yr)	5.87	5.02	4.43	3.99	3.65
First Prin Pay	05/25/07	03/25/07	03/25/07	04/25/07	05/25/07
Last Prin Pay	01/25/17	12/25/14	05/25/13	03/25/12	12/25/10

Weighted Average Life Tables

Class M-7 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.25	5.24	4.56	4.06	3.68
MDUR (yr)	5.28	4.53	4.02	3.63	3.32
First Prin Pay	05/25/07	03/25/07	03/25/07	03/25/07	04/25/07
Last Prin Pay	07/25/13	12/25/11	11/25/10	11/25/09	01/25/09

Class M-7 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.53	5.48	4.76	4.25	3.83
MDUR (yr)	5.46	4.70	4.16	3.77	3.44
First Prin Pay	05/25/07	03/25/07	03/25/07	03/25/07	04/25/07
Last Prin Pay	01/25/16	02/25/14	08/25/12	07/25/11	05/25/10

Mortgage Loans
As of the Cut-off Date

Number Of Loans	2,778				
Total Outstanding Principal Balance	$358,004,952.71				
			Minimum	**Maximum**	
Average Original Loan Amount	$129,280.91		$30,000.00	$499,000.00	
Average Outstanding Principal Balance	$128,871.47		$29,629.37	$497,991.34	
Weighted Average Current Loan Rate	7.273	%	4.825	11.250	%
ARM Characteristics					
Weighted Average Gross Margin	6.933	%	4.950	10.900	%
Weighted Average Maximum Loan Rate	13.154	%	10.830	17.250	%
Weighted Average Minimum Loan Rate	7.154	%	4.830	11.250	%
Weighted Average Initial Periodic Rate Cap	3.000	%	3.000	3.000	%
Weighted Average Periodic Rate Cap	1.000	%	1.000	1.000	%
Weighted Average Months To Roll	23	months	10	35	months
Weighted Average Original Term	354.56	months	120.00	360.00	months
Weighted Average Remaining Term	350.98	months	115.00	359.00	months
Weighted Average Original LTV	90.94	%	18.52	100.00	%
Weighted Average Credit Score	649		486	809	
First Pay Date			Jan 21, 2003	Feb 10, 2004	
Maturity Date			Sep 03, 2013	Jan 10, 2034	

Top Lien Position Concentrations ($)	100.00 % First Lien
Top Balloon Flag Concentrations ($)	99.84 % Fully Amortizing, 0.16 % Balloon
Top Property State Concentrations ($)	8.12 % Pennsylvania, 6.75 % Texas, 6.61 % Michigan
Maximum Zip Code Concentration ($)	0.34 % 77006

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
29,629 - 50,000	127	$5,287,190.05	1.48%
50,001 - 100,000	1,034	79,358,117.58	22.17
100,001 - 150,000	768	94,980,437.11	26.53
150,001 - 200,000	494	85,358,056.19	23.84
200,001 - 250,000	199	44,239,618.30	12.36
250,001 - 300,000	85	23,343,483.15	6.52
300,001 - 350,000	40	12,927,383.91	3.61
350,001 - 400,000	21	7,821,117.31	2.18
400,001 - 450,000	2	819,062.90	0.23
450,001 - 497,991	8	3,870,486.21	1.08
Total	2,778	$358,004,952.71	100.00%

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
120	6	$294,430.18	0.08%
180	81	6,623,635.55	1.85
240	51	5,188,650.80	1.45
300	9	1,027,092.57	0.29
360	2,631	344,871,143.61	96.33
Total	2,778	$358,004,952.71	100.00%

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
115 - 116	5	$218,330.18	0.06%
119 - 120	1	76,100.00	0.02
173 - 174	5	496,763.62	0.14
175 - 176	46	3,766,480.13	1.05
177 - 178	18	1,444,187.69	0.40
179 - 180	12	916,204.11	0.26
233 - 234	2	125,259.44	0.03
235 - 236	28	3,090,145.82	0.86
237 - 238	11	1,088,021.38	0.30
239 - 240	10	885,224.16	0.25
293 - 294	1	73,596.65	0.02
295 - 296	5	627,940.78	0.18
297 - 298	2	261,220.14	0.07
299 - 300	1	64,335.00	0.02
347 - 348	3	202,296.67	0.06
349 - 350	3	945,479.51	0.26
351 - 352	3	375,011.64	0.10
353 - 354	58	6,324,827.09	1.77
355 - 356	1,731	227,262,203.34	63.48
357 - 358	580	76,694,103.69	21.42
359 - 359	253	33,067,221.67	9.24
Total	2,778	$358,004,952.71	100.00%

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	2,579	$331,396,402.33	92.57%
Townhouse	77	11,216,459.31	3.13
Condominium	78	8,870,373.98	2.48
Two-Four Family	44	6,521,717.09	1.82
Total	2,778	$358,004,952.71	100.00%

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	2,696	$350,324,811.47	97.85%
Investor	82	7,680,141.24	2.15
Total	2,778	$358,004,952.71	100.00%

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	1,502	$196,624,661.77	54.92%
Purchase	962	120,858,227.24	33.76
Rate/Term Refinance	311	40,157,419.41	11.22
Land Contract	3	364,644.29	0.10
Total	2,778	$358,004,952.71	100.00%

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
18.52 - 20.00	3	$134,751.57	0.04%
25.01 - 30.00	1	84,727.44	0.02
30.01 - 35.00	6	393,794.10	0.11
35.01 - 40.00	7	563,891.01	0.16
40.01 - 45.00	9	583,101.01	0.16
45.01 - 50.00	15	1,365,121.50	0.38
50.01 - 55.00	14	1,544,497.51	0.43
55.01 - 60.00	34	2,934,066.69	0.82
60.01 - 65.00	32	3,382,751.94	0.94
65.01 - 70.00	85	8,822,833.36	2.46
70.01 - 75.00	125	15,099,313.28	4.22
75.01 - 80.00	316	38,612,574.47	10.79
80.01 - 85.00	327	39,385,934.50	11.00
85.01 - 90.00	388	51,348,787.99	14.34
90.01 - 95.00	131	21,761,506.57	6.08
95.01 - 100.00	1,285	171,987,299.77	48.04
Total	2,778	$358,004,952.71	100.00%

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	96	$9,424,227.13	2.63%
Arizona	31	5,021,814.49	1.40
Arkansas	32	3,590,968.51	1.00
California	16	3,291,617.65	0.92
Colorado	37	6,730,653.14	1.88
Connecticut	27	4,539,418.30	1.27
Delaware	25	3,802,631.36	1.06
Florida	134	17,567,254.72	4.91
Georgia	91	12,173,491.65	3.40
Illinois	53	8,182,203.76	2.29
Indiana	102	10,427,049.47	2.91
Iowa	18	1,436,826.98	0.40
Kansas	20	2,328,063.41	0.65
Kentucky	49	5,387,806.40	1.50
Louisiana	60	7,049,581.76	1.97
Maine	13	1,425,618.64	0.40
Maryland	94	18,186,824.79	5.08
Massachusetts	38	7,655,633.13	2.14
Michigan	187	23,663,193.16	6.61
Minnesota	98	16,122,195.53	4.50
Mississippi	31	2,897,046.65	0.81
Missouri	86	9,965,233.54	2.78
Nebraska	24	3,200,160.29	0.89
New Hampshire	21	4,154,191.49	1.16
New Jersey	51	7,952,764.68	2.22
New Mexico	11	1,038,182.54	0.29
New York	59	8,219,022.61	2.30
North Carolina	146	16,797,471.40	4.69
Ohio	183	21,047,891.64	5.88
Oklahoma	51	5,750,043.63	1.61
Pennsylvania	247	29,081,673.80	8.12
Rhode Island	6	895,785.17	0.25
South Carolina	82	9,129,474.17	2.55
South Dakota	1	181,386.10	0.05
Tennessee	119	12,552,468.98	3.51
Texas	219	24,168,196.52	6.75

(Continued)

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
(Continued)			
Utah	14	1,934,466.48	0.54
Vermont	1	116,701.95	0.03
Virginia	131	21,807,806.47	6.09
Washington	3	431,809.04	0.12
Wisconsin	68	8,420,359.38	2.35
Wyoming	3	255,742.20	0.07
Total	2,778	$358,004,952.71	100.00%

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	2,482	$313,281,480.41	87.51%
Stated Documentation	260	39,153,015.63	10.94
Alternative Documentation	36	5,570,456.67	1.56
Total	2,778	$358,004,952.71	100.00%

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
486 - 500	1	$56,112.22	0.02%
501 - 525	25	2,068,556.64	0.58
526 - 550	89	8,232,287.64	2.30
551 - 575	162	17,787,181.53	4.97
576 - 600	283	32,031,351.86	8.95
601 - 625	546	71,331,160.96	19.92
626 - 650	545	72,433,231.09	20.23
651 - 675	401	53,349,131.44	14.90
676 - 700	235	30,956,945.50	8.65
701 - 725	219	30,692,581.30	8.57
726 - 750	152	20,823,895.47	5.82
751 - 775	71	11,102,580.86	3.10
776 - 800	45	6,548,202.24	1.83
801 - 809	4	591,733.96	0.17
Total	2,778	$358,004,952.71	100.00%

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.825 - 5.000	2	$858,534.85	0.24%
5.001 - 6.000	183	31,504,154.88	8.80
6.001 - 7.000	786	116,410,677.32	32.52
7.001 - 8.000	1,135	142,938,289.09	39.93
8.001 - 9.000	547	56,397,523.28	15.75
9.001 - 10.000	107	8,764,719.19	2.45
10.001 - 11.000	14	871,775.29	0.24
11.001 - 11.250	4	259,278.81	0.07
Total	2,778	$358,004,952.71	100.00%

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.950 - 5.000	2	$578,563.96	0.23%
5.001 - 6.000	179	30,311,791.49	12.21
6.001 - 7.000	761	108,831,137.25	43.83
7.001 - 8.000	669	84,412,751.04	33.99
8.001 - 9.000	192	20,387,991.22	8.21
9.001 - 10.000	27	3,226,946.92	1.30
10.001 - 10.900	7	563,227.02	0.23
Total	1,837	$248,312,408.90	100.00%

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.830 - 11.000	2	$858,534.85	0.35%
11.001 - 12.000	165	27,351,339.59	11.01
12.001 - 13.000	618	91,097,015.03	36.69
13.001 - 14.000	697	90,424,051.53	36.42
14.001 - 15.000	289	32,540,945.07	13.10
15.001 - 16.000	59	5,621,025.48	2.26
16.001 - 17.000	6	341,034.35	0.14
17.001 - 17.250	1	78,463.00	0.03
Total	1,837	$248,312,408.90	100.00%

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.830 - 5.000	2	$858,534.85	0.35%
5.001 - 6.000	165	27,351,339.59	11.01
6.001 - 7.000	618	91,097,015.03	36.69
7.001 - 8.000	697	90,424,051.53	36.42
8.001 - 9.000	289	32,540,945.07	13.10
9.001 - 10.000	59	5,621,025.48	2.26
10.001 - 11.000	6	341,034.35	0.14
11.001 - 11.250	1	78,463.00	0.03
Total	1,837	$248,312,408.90	100.00%

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.000	1,837	$248,312,408.90	100.00%
Total	1,837	$248,312,408.90	100.00%

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	1,837	$248,312,408.90	100.00%
Total	1,837	$248,312,408.90	100.00%

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	1,378	$183,290,339.17	51.20%
Fixed Rate	941	109,692,543.81	30.64
3/27 6 Mo LIBOR ARM	459	65,022,069.73	18.16
Total	2,778	$358,004,952.71	100.00%

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Prepayment Penalty	2,431	$317,150,619.79	88.59%
No Prepayment Penalty	347	40,854,332.92	11.41
Total	2,778	$358,004,952.71	100.00%

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	347	$40,854,332.92	11.41%
12	38	5,839,203.42	1.63
24	1,013	135,073,146.70	37.73
30	25	5,156,020.91	1.44
36	1,355	171,082,248.76	47.79
Total	2,778	$358,004,952.71	100.00%

Group I Mortgage Loans
As of the Cut-off Date

			Minimum	Maximum	
Number Of Loans	1,445				
Total Outstanding Principal Balance	$179,012,118.61				
Average Original Loan Amount	$124,273.53		$30,000.00	$350,000.00	
Average Outstanding Principal Balance	$123,883.82		$29,629.37	$349,184.06	
Weighted Average Current Loan Rate	7.339	%	5.050	11.250	%
ARM Characteristics					
Weighted Average Gross Margin	6.977	%	4.950	10.900	%
Weighted Average Maximum Loan Rate	13.216	%	11.050	17.250	%
Weighted Average Minimum Loan Rate	7.216	%	5.050	11.250	%
Weighted Average Initial Periodic Rate Cap	3.000	%	3.000	3.000	%
Weighted Average Periodic Rate Cap	1.000	%	1.000	1.000	%
Weighted Average Months To Roll	23	months	10	35	months
Weighted Average Original Term	353.58	months	120.00	360.00	months
Weighted Average Remaining Term	350.07	months	115.00	359.00	months
Weighted Average Original LTV	91.24	%	18.52	100.00	%
Weighted Average Credit Score	648		511	809	
First Pay Date			Jan 21, 2003	Feb 10, 2004	
Maturity Date			Sep 03, 2013	Jan 10, 2034	

Top Lien Position Concentrations ($)	100.00 % First Lien
Top Balloon Flag Concentrations ($)	99.77 % Fully Amortizing, 0.23 % Balloon
Top Property State Concentrations ($)	8.31 % Pennsylvania, 6.70 % Michigan, 6.34 % Ohio
Maximum Zip Code Concentration ($)	0.48 % 28601

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
29,629 - 50,000	59	$2,440,817.54	1.36%
50,001 - 100,000	563	43,085,435.95	24.07
100,001 - 150,000	402	49,502,306.60	27.65
150,001 - 200,000	258	44,317,732.84	24.76
200,001 - 250,000	108	24,083,104.95	13.45
250,001 - 300,000	44	12,086,542.59	6.75
300,001 - 349,184	11	3,496,178.14	1.95
Total	1,445	$179,012,118.61	100.00%

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
120	2	$127,291.91	0.07%
180	47	4,047,454.00	2.26
240	30	3,014,809.89	1.68
300	4	461,522.39	0.26
360	1,362	171,361,040.42	95.73
Total	1,445	$179,012,118.61	100.00%

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
115 - 116	1	$51,191.91	0.03%
119 - 120	1	76,100.00	0.04
173 - 174	4	420,630.77	0.23
175 - 176	28	2,470,410.85	1.38
177 - 178	9	734,242.20	0.41
179 - 180	6	422,170.18	0.24
233 - 234	1	40,442.52	0.02
235 - 236	15	1,652,682.39	0.92
237 - 238	5	524,005.33	0.29
239 - 240	9	797,679.65	0.45
295 - 296	2	200,302.25	0.11
297 - 298	2	261,220.14	0.15
347 - 348	2	139,168.24	0.08
351 - 352	2	285,257.78	0.16
353 - 354	30	2,924,612.29	1.63
355 - 356	882	111,279,411.32	62.16
357 - 358	293	37,893,790.23	21.17
359 - 359	153	18,838,800.56	10.52
Total	1,445	$179,012,118.61	100.00%

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	1,331	$163,839,983.47	91.52%
Townhouse	48	6,880,920.51	3.84
Condominium	43	4,661,562.62	2.60
Two-Four Family	23	3,629,652.01	2.03
Total	1,445	$179,012,118.61	100.00%

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	1,399	$174,862,647.63	97.68%
Investor	46	4,149,470.98	2.32
Total	1,445	$179,012,118.61	100.00%

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	772	$97,677,330.23	54.56%
Purchase	497	58,891,082.50	32.90
Rate/Term Refinance	174	22,201,899.88	12.40
Land Contract	2	241,806.00	0.14
Total	1,445	$179,012,118.61	100.00%

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
18.52 - 20.00	3	$134,751.57	0.08%
30.01 - 35.00	3	120,934.83	0.07
35.01 - 40.00	6	508,024.19	0.28
40.01 - 45.00	7	475,411.52	0.27
45.01 - 50.00	10	1,015,464.73	0.57
50.01 - 55.00	7	770,456.38	0.43
55.01 - 60.00	15	1,190,569.72	0.67
60.01 - 65.00	14	1,498,441.01	0.84
65.01 - 70.00	48	4,466,223.59	2.49
70.01 - 75.00	52	5,780,803.75	3.23
75.01 - 80.00	156	17,814,456.16	9.95
80.01 - 85.00	166	20,356,631.92	11.37
85.01 - 90.00	198	24,252,358.89	13.55
90.01 - 95.00	76	11,259,311.04	6.29
95.01 - 100.00	684	89,368,279.31	49.92
Total	1,445	$179,012,118.61	100.00%

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	49	$4,778,087.31	2.67%
Arizona	17	2,763,702.48	1.54
Arkansas	17	1,824,134.43	1.02
California	7	1,239,719.54	0.69
Colorado	25	4,491,316.27	2.51
Connecticut	9	1,310,191.04	0.73
Delaware	13	1,764,849.04	0.99
Florida	69	8,427,498.40	4.71
Georgia	58	7,437,582.79	4.15
Illinois	25	3,810,522.44	2.13
Indiana	54	5,183,633.24	2.90
Iowa	11	926,654.81	0.52
Kansas	10	1,276,747.60	0.71
Kentucky	30	3,515,108.01	1.96
Louisiana	29	3,245,807.15	1.81
Maine	4	320,246.19	0.18
Maryland	45	7,771,285.58	4.34
Massachusetts	19	3,748,630.79	2.09
Michigan	97	11,987,976.23	6.70
Minnesota	43	6,750,259.78	3.77
Mississippi	20	2,044,856.50	1.14
Missouri	40	4,523,744.18	2.53
Nebraska	15	1,811,228.91	1.01
New Hampshire	11	2,298,409.31	1.28
New Jersey	22	3,519,123.52	1.97
New Mexico	5	532,847.17	0.30
New York	31	4,004,372.12	2.24
North Carolina	80	8,704,204.70	4.86
Ohio	96	11,352,319.84	6.34
Oklahoma	32	3,854,943.43	2.15
Pennsylvania	130	14,880,860.75	8.31
Rhode Island	4	566,039.42	0.32
South Carolina	41	4,519,847.39	2.52
Tennessee	68	7,606,835.45	4.25
Texas	110	10,906,503.60	6.09
Utah	7	931,696.27	0.52

(Continued)

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
(Continued)			
Virginia	66	10,190,152.22	5.69
Washington	2	292,056.21	0.16
Wisconsin	33	3,809,832.22	2.13
Wyoming	1	88,292.28	0.05
Total	1,445	$179,012,118.61	100.00%

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	1,285	$156,695,209.21	87.53%
Stated Documentation	140	19,557,474.08	10.93
Alternative Documentation	20	2,759,435.32	1.54
Total	1,445	$179,012,118.61	100.00%

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
511 - 525	10	$748,622.27	0.42%
526 - 550	48	4,567,019.86	2.55
551 - 575	74	7,561,610.66	4.22
576 - 600	143	15,994,566.08	8.93
601 - 625	284	35,650,498.33	19.92
626 - 650	304	38,076,563.01	21.27
651 - 675	219	27,585,083.24	15.41
676 - 700	125	16,383,170.52	9.15
701 - 725	107	14,255,572.17	7.96
726 - 750	81	11,491,702.28	6.42
751 - 775	28	3,775,386.85	2.11
776 - 800	19	2,574,478.67	1.44
801 - 809	3	347,844.67	0.19
Total	1,445	$179,012,118.61	100.00%

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.050 - 6.000	84	$13,280,244.31	7.42%
6.001 - 7.000	395	55,184,425.36	30.83
7.001 - 8.000	601	74,179,276.44	41.44
8.001 - 9.000	304	31,562,220.42	17.63
9.001 - 10.000	51	4,129,015.88	2.31
10.001 - 11.000	6	417,657.39	0.23
11.001 - 11.250	4	259,278.81	0.14
Total	1,445	$179,012,118.61	100.00%

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.950 - 5.000	1	$274,013.69	0.22%
5.001 - 6.000	90	14,004,060.01	11.34
6.001 - 7.000	386	52,192,749.71	42.28
7.001 - 8.000	359	44,318,490.77	35.90
8.001 - 9.000	104	11,257,167.29	9.12
9.001 - 10.000	11	1,204,796.74	0.98
10.001 - 10.900	3	208,186.69	0.17
Total	954	$123,459,464.90	100.00%

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.050 - 12.000	77	$12,051,128.87	9.76%
12.001 - 13.000	307	42,573,671.82	34.48
13.001 - 14.000	374	47,452,890.32	38.44
14.001 - 15.000	167	18,707,131.26	15.15
15.001 - 16.000	25	2,421,552.98	1.96
16.001 - 17.000	3	174,626.65	0.14
17.001 - 17.250	1	78,463.00	0.06
Total	954	$123,459,464.90	100.00%

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.050 - 6.000	77	$12,051,128.87	9.76%
6.001 - 7.000	307	42,573,671.82	34.48
7.001 - 8.000	374	47,452,890.32	38.44
8.001 - 9.000	167	18,707,131.26	15.15
9.001 - 10.000	25	2,421,552.98	1.96
10.001 - 11.000	3	174,626.65	0.14
11.001 - 11.250	1	78,463.00	0.06
Total	954	$123,459,464.90	100.00%

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.000	954	$123,459,464.90	100.00%
Total	954	$123,459,464.90	100.00%

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	954	$123,459,464.90	100.00%
Total	954	$123,459,464.90	100.00%

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	716	$90,988,781.05	50.83%
Fixed Rate	491	55,552,653.71	31.03
3/27 6 Mo LIBOR ARM	238	32,470,683.85	18.14
Total	1,445	$179,012,118.61	100.00%

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Prepayment Penalty	1,253	$157,315,331.97	87.88%
No Prepayment Penalty	192	21,696,786.64	12.12
Total	1,445	$179,012,118.61	100.00%

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	192	$21,696,786.64	12.12%
12	22	3,074,908.83	1.72
24	534	69,099,744.93	38.60
30	11	2,144,596.98	1.20
36	686	82,996,081.23	46.36
Total	1,445	$179,012,118.61	100.00%

Group II Mortgage Loans
As of the Cut-off Date

Number Of Loans	1,333					
Total Outstanding Principal Balance	$178,992,834.10					
			Minimum		**Maximum**	
Average Original Loan Amount	$134,709.01		$30,000.00		$499,000.00	
Average Outstanding Principal Balance	$134,278.20		$29,901.01		$497,991.34	
Weighted Average Current Loan Rate	7.206	%	4.825		10.850	%
ARM Characteristics						
Weighted Average Gross Margin	6.889	%	4.980		10.350	%
Weighted Average Maximum Loan Rate	13.092	%	10.830		16.550	%
Weighted Average Minimum Loan Rate	7.092	%	4.830		10.550	%
Weighted Average Initial Periodic Rate Cap	3.000	%	3.000		3.000	%
Weighted Average Periodic Rate Cap	1.000	%	1.000		1.000	%
Weighted Average Months To Roll	23	months	12		35	months
Weighted Average Original Term	355.54	months	120.00		360.00	months
Weighted Average Remaining Term	351.88	months	116.00		359.00	months
Weighted Average Original LTV	90.64	%	25.15		100.00	%
Weighted Average Credit Score	650		486		808	
First Pay Date			Jan 29, 2003		Feb 10, 2004	
Maturity Date			Sep 24, 2013		Jan 10, 2034	

Top Lien Position Concentrations ($)	100.00 % First Lien
Top Balloon Flag Concentrations ($)	99.91 % Fully Amortizing, 0.09 % Balloon
Top Property State Concentrations ($)	7.93 % Pennsylvania, 7.41 % Texas, 6.52 % Michigan
Maximum Zip Code Concentration ($)	0.43 % 22191

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
29,901 - 50,000	68	$2,846,372.51	1.59%
50,001 - 100,000	471	36,272,681.63	20.26
100,001 - 150,000	366	45,478,130.51	25.41
150,001 - 200,000	236	41,040,323.35	22.93
200,001 - 250,000	91	20,156,513.35	11.26
250,001 - 300,000	41	11,256,940.56	6.29
300,001 - 350,000	29	9,431,205.77	5.27
350,001 - 400,000	21	7,821,117.31	4.37
400,001 - 450,000	2	819,062.90	0.46
450,001 - 497,991	8	3,870,486.21	2.16
Total	1,333	$178,992,834.10	100.00%

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
120	4	$167,138.27	0.09%
180	34	2,576,181.55	1.44
240	21	2,173,840.91	1.21
300	5	565,570.18	0.32
360	1,269	173,510,103.19	96.94
Total	1,333	$178,992,834.10	100.00%

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
116 - 116	4	$167,138.27	0.09%
173 - 174	1	76,132.85	0.04
175 - 176	18	1,296,069.28	0.72
177 - 178	9	709,945.49	0.40
179 - 180	6	494,033.93	0.28
233 - 234	1	84,816.92	0.05
235 - 236	13	1,437,463.43	0.80
237 - 238	6	564,016.05	0.32
239 - 240	1	87,544.51	0.05
293 - 294	1	73,596.65	0.04
295 - 296	3	427,638.53	0.24
299 - 300	1	64,335.00	0.04
347 - 348	1	63,128.43	0.04
349 - 350	3	945,479.51	0.53
351 - 352	1	89,753.86	0.05
353 - 354	28	3,400,214.80	1.90
355 - 356	849	115,982,792.02	64.80
357 - 358	287	38,800,313.46	21.68
359 - 359	100	14,228,421.11	7.95
Total	1,333	$178,992,834.10	100.00%

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	1,248	$167,556,418.86	93.61%
Townhouse	29	4,335,538.80	2.42
Condominium	35	4,208,811.36	2.35
Two-Four Family	21	2,892,065.08	1.62
Total	1,333	$178,992,834.10	100.00%

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	1,297	$175,462,163.84	98.03%
Investor	36	3,530,670.26	1.97
Total	1,333	$178,992,834.10	100.00%

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	730	$98,947,331.54	55.28%
Purchase	465	61,967,144.74	34.62
Rate/Term Refinance	137	17,955,519.53	10.03
Land Contract	1	122,838.29	0.07
Total	1,333	$178,992,834.10	100.00%

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
25.15 - 30.00	1	$84,727.44	0.05%
30.01 - 35.00	3	272,859.27	0.15
35.01 - 40.00	1	55,866.82	0.03
40.01 - 45.00	2	107,689.49	0.06
45.01 - 50.00	5	349,656.77	0.20
50.01 - 55.00	7	774,041.13	0.43
55.01 - 60.00	19	1,743,496.97	0.97
60.01 - 65.00	18	1,884,310.93	1.05
65.01 - 70.00	37	4,356,609.77	2.43
70.01 - 75.00	73	9,318,509.53	5.21
75.01 - 80.00	160	20,798,118.31	11.62
80.01 - 85.00	161	19,029,302.58	10.63
85.01 - 90.00	190	27,096,429.10	15.14
90.01 - 95.00	55	10,502,195.53	5.87
95.01 - 100.00	601	82,619,020.46	46.16
Total	1,333	$178,992,834.10	100.00%

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	47	$4,646,139.82	2.60%
Arizona	14	2,258,112.01	1.26
Arkansas	15	1,766,834.08	0.99
California	9	2,051,898.11	1.15
Colorado	12	2,239,336.87	1.25
Connecticut	18	3,229,227.26	1.80
Delaware	12	2,037,782.32	1.14
Florida	65	9,139,756.32	5.11
Georgia	33	4,735,908.86	2.65
Illinois	28	4,371,681.32	2.44
Indiana	48	5,243,416.23	2.93
Iowa	7	510,172.17	0.29
Kansas	10	1,051,315.81	0.59
Kentucky	19	1,872,698.39	1.05
Louisiana	31	3,803,774.61	2.13
Maine	9	1,105,372.45	0.62
Maryland	49	10,415,539.21	5.82
Massachusetts	19	3,907,002.34	2.18
Michigan	90	11,675,216.93	6.52
Minnesota	55	9,371,935.75	5.24
Mississippi	11	852,190.15	0.48
Missouri	46	5,441,489.36	3.04
Nebraska	9	1,388,931.38	0.78
New Hampshire	10	1,855,782.18	1.04
New Jersey	29	4,433,641.16	2.48
New Mexico	6	505,335.37	0.28
New York	28	4,214,650.49	2.35
North Carolina	66	8,093,266.70	4.52
Ohio	87	9,695,571.80	5.42
Oklahoma	19	1,895,100.20	1.06
Pennsylvania	117	14,200,813.05	7.93
Rhode Island	2	329,745.75	0.18
South Carolina	41	4,609,626.78	2.58
South Dakota	1	181,386.10	0.10
Tennessee	51	4,945,633.53	2.76
Texas	109	13,261,692.92	7.41

(Continued)

Property State	**Number of Mortgage Loans**	**Principal Balance Outstanding as of the Cut-off Date**	**% of Aggregate Principal Balance Outstanding as of the Cut-off Date**
(Continued)			
Utah	7	1,002,770.21	0.56
Vermont	1	116,701.95	0.07
Virginia	65	11,617,654.25	6.49
Washington	1	139,752.83	0.08
Wisconsin	35	4,610,527.16	2.58
Wyoming	2	167,449.92	0.09
Total	1,333	$178,992,834.10	100.00%

Documentation Level	**Number of Mortgage Loans**	**Principal Balance Outstanding as of the Cut-off Date**	**% of Aggregate Principal Balance Outstanding as of the Cut-off Date**
Full Documentation	1,197	$156,586,271.20	87.48%
Stated Documentation	120	19,595,541.55	10.95
Alternative Documentation	16	2,811,021.35	1.57
Total	1,333	$178,992,834.10	100.00%

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
486 - 500	1	$56,112.22	0.03%
501 - 525	15	1,319,934.37	0.74
526 - 550	41	3,665,267.78	2.05
551 - 575	88	10,225,570.87	5.71
576 - 600	140	16,036,785.78	8.96
601 - 625	262	35,680,662.63	19.93
626 - 650	241	34,356,668.08	19.19
651 - 675	182	25,764,048.20	14.39
676 - 700	110	14,573,774.98	8.14
701 - 725	112	16,437,009.13	9.18
726 - 750	71	9,332,193.19	5.21
751 - 775	43	7,327,194.01	4.09
776 - 800	26	3,973,723.57	2.22
801 - 808	1	243,889.29	0.14
Total	1,333	$178,992,834.10	100.00%

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.825 - 5.000	2	$858,534.85	0.48%
5.001 - 6.000	99	18,223,910.57	10.18
6.001 - 7.000	391	61,226,251.96	34.21
7.001 - 8.000	534	68,759,012.65	38.41
8.001 - 9.000	243	24,835,302.86	13.88
9.001 - 10.000	56	4,635,703.31	2.59
10.001 - 10.850	8	454,117.90	0.25
Total	1,333	$178,992,834.10	100.00%

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.980 - 5.000	1	$304,550.27	0.24%
5.001 - 6.000	89	16,307,731.48	13.06
6.001 - 7.000	375	56,638,387.54	45.36
7.001 - 8.000	310	40,094,260.27	32.11
8.001 - 9.000	88	9,130,823.93	7.31
9.001 - 10.000	16	2,022,150.18	1.62
10.001 - 10.350	4	355,040.33	0.28
Total	883	$124,852,944.00	100.00%

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.830 - 11.000	2	$858,534.85	0.69%
11.001 - 12.000	88	15,300,210.72	12.25
12.001 - 13.000	311	48,523,343.21	38.86
13.001 - 14.000	323	42,971,161.21	34.42
14.001 - 15.000	122	13,833,813.81	11.08
15.001 - 16.000	34	3,199,472.50	2.56
16.001 - 16.550	3	166,407.70	0.13
Total	883	$124,852,944.00	100.00%

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.830 - 5.000	2	$858,534.85	0.69%
5.001 - 6.000	88	15,300,210.72	12.25
6.001 - 7.000	311	48,523,343.21	38.86
7.001 - 8.000	323	42,971,161.21	34.42
8.001 - 9.000	122	13,833,813.81	11.08
9.001 - 10.000	34	3,199,472.50	2.56
10.001 - 10.550	3	166,407.70	0.13
Total	883	$124,852,944.00	100.00%

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.000	883	$124,852,944.00	100.00%
Total	883	$124,852,944.00	100.00%

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	883	$124,852,944.00	100.00%
Total	883	$124,852,944.00	100.00%

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	662	$92,301,558.12	51.57%
Fixed Rate	450	54,139,890.10	30.25
3/27 6 Mo LIBOR ARM	221	32,551,385.88	18.19
Total	1,333	$178,992,834.10	100.00%

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Prepayment Penalty	1,178	$159,835,287.82	89.30%
No Prepayment Penalty	155	19,157,546.28	10.70
Total	1,333	$178,992,834.10	100.00%

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	155	$19,157,546.28	10.70%
12	16	2,764,294.59	1.54
24	479	65,973,401.77	36.86
30	14	3,011,423.93	1.68
36	669	88,086,167.53	49.21
Total	1,333	$178,992,834.10	100.00%